FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 28, 2012

1.             DATE, TIME AND PLACE: On the twenty-eighth day of June, 2012, at 02:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, at the capital of the State of São Paulo.

2.             MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.             CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the entirety of the exercising members.

4.         AGENDA: (i) election of members to the Company’s Financial, Sustainable Development, and Human Resources and Compensation committees; (ii) election of the new Board of Directors’ Executive Secretary, as well of definition of his duties.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote to:

5.1      In accordance with paragraph 1 of Section 19 of the Company’s By-laws, elect:

(a)          for composition of the Financial Committee, Mr. Eleazar de Carvalho Filho,  Brazilian citizen, married, economist, bearer of Brazilian Identity Card RG nr. 11.620.489, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) nr. 382.478.107-78, resident of and domiciled in the capital of the State of São Paulo, at Rua Professor Artur Ramos, nr. 339, ZIP 01454-011, as Chairman of this committee, and Mr. Pedro Henrique Chermont de Miranda,  Brazilian citizen, married, mechanical engineer, bearer of Brazilian Identity Card RG nr. 9.299.832-7, IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) nr. 023.120.657-70, resident of and domiciled in the capital of the State of Rio de Janeiro, at Rua Sambaíba, nr. 699, tower 3, apartment 301;

(b)          for composition of the Sustainable Development Committee, Mr. Roberto Oliveira de Lima, Brazilian citizen, divorced, business administrator, bearer of Brazilian Identity Card RG nr. 4.455.053-4, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) nr. 860.196.518-00, resident of and domiciled in the capital of the State of São Paulo, at Rua Afonso Braz, 579 – 3rd floor, ZIP 04511-011, replacing member Jean Louis Bourgier, and Mr. Luiz Augusto de Castro Neves,  Brazilian citizen, married, diplomat, bearer of Brazilian Identity Card nr. 02.107.138-6 DETRAN, enrolled with the Individual Taxpayers’ Registry (CPF/MF) nr. 046.432.327-49, resident of and domiciled in the capital of the State of Rio de Janeiro, at Rua Candelária, nr. 9 – room 201, ZIP 20091-020;

(c)           for composition of the Human Resources and Compensation Committee, Mr. Roberto Oliveira de Lima, as mentioned above, replacing member Jean Louis Bourgier, and Mr. Pedro Paulo Falleiros dos Santos Diniz, Brazilian citizen, single, person of full age, entrepreneur, bearer of Brazilian Identity Card nr. 19.456.962-7 SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) nr. 147.744.788-14, resident of and domiciled in the capital of the State of São Paulo, with registered office located at Rua Jerônimo da Veiga, nr. 384 – 3rd floor. Mr. Arnaud Strasser was elected as Chairman of the Human Resources and Compensation Committee.

5.1      Consequently, the composition of the Special Committees of the Board of Directors was ratified as follows: (a) Financial Committee: Eleazar de Carvalho Filho, as Chairman, Pedro Henrique Chermont de Miranda, Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing, and an open position; (b) Human Resources and Compensation Committee: Arnaud Strasser, as Chairman, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Geyze Marchesi Diniz and Pedro Paulo Falleiros dos Santos Diniz; and (c) Sustainable Development Committee: Pedro Paulo Falleiros dos Santos Diniz, as Chairman, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Ulisses Kameyama, Guilherme Affonso Ferreira, and, as external consultant, Helio Mattar.

5.1      Register the resignation of Mrs. Renata Catelan P. Rodrigues from the position of Executive Secretary of the Board of Directors. The Board of Directors’ Chairman, on behalf of the Company, thanked Mrs. Renata Catelan P. Rodrigues for the service provided and time committed for the Company. Before the herein mentioned, the Board approved, by unanimous vote, under the terms of Section 17 of the Company’s By-laws, the election of Mr. Julian Fonseca Peña Chediak, lawyer, Brazilian citizen, married, bearer of Brazilian Identity Card nr. 78.682.028 IFP/RJ, enrolled with the Brazilian Bar Association, Rio de Janeiro chapter (OAB/RJ) nr. 78.241 and with the Individual Taxpayers’ Registry (CPF/MF) nr. 001.192.447-05, resident of and domiciled in the capital of the State of Rio de Janeiro, with registered office located at Rua Dias Ferreira, nr. 190, capital of the State of Rio de Janeiro, for the position of Executive Secretary of the Company’s Board of Directors, who will be responsible for organizing, facilitating and guiding the Board meetings, and supporting the Chairman in his duties; write the Board and committee meeting minutes; and ensure that the corporate governance model is updated, according to the best market practices.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, June 28, 2012. Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, p.p Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. A summary of the minutes has been drafted on the relevant book, under Paragraph 3 of Section 130 of the Brazilian Corporations Law.

Renata Catelan P. Rodrigues

Secretary of the Board Meeting

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 11, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.